Exhibit 21.1

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech Digital Technologies, Inc.	Pennsylvania
Mastech Digital Alliances, Inc.	Pennsylvania
Mastech Digital Resourcing, Inc.	Pennsylvania
Mastech Digital Services, Inc.	Pennsylvania
Mastech Digital Consulting, Inc.	Pennsylvania
Mastech Digital Solutions, Inc.	Pennsylvania
Mastech Digital InfoTech, Inc.	Pennsylvania
Mastech Digital Systems, Inc.	Pennsylvania
Mastech Digital Data, Inc.	Delaware
Mastech Digital Pvt, Ltd.	India
Mastech InfoTrellis, Inc.	Delaware
Mastech InfoTrellis Digital, Ltd.	Canada
InfoTrellis India Pvt, Ltd.	India
Mastech InfoTrellis, PTE, Ltd.	Singapore
Mastech InfoTrellis, Ltd.	England & Wales
Mastech InfoTrellis Limited	Ireland
AmberLeaf Partners, Inc.	Illinois